MAIL STOP 05-11

January 19, 2005

Mr. Vincent Markovitch, President
Alpha Motorsport, Inc.
240 12th Street
New Westminster, BC
Canada  V3M 4H2

      Re:	Alpha Motorsport, Inc.
   Registration Statement on Form SB-2
      File No. 333-119930
      Amendment No. 1 Filed December 16, 2004

Dear Mr. Markovitch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Prospectus, page 5

1. Disclose in the opening paragraph that you were formed to open and operate a used car and truck dealership in British Columbia, Canada.
Indicate whether you intend to engage in wholesale or retail sales, or both.

2. This section should be revised to include a discussion of the November 1, 2004, transaction whereby Paramount Trading Company Inc., advanced the company an additional $20,000 bridge loan so the company could begin operations prior to completion of the offering. We note the Use of Proceeds section speaks to a total of $60,000 bridge loans.
Use of  Proceeds, pages 10-11

3. The line item Repayment of Bridge Loans reflects footnotes (1),
(2) and (4).  It would appear that footnote (3) has been omitted.
Please revise.

4. We note the line item "Interest on Bridge Loans" of $1,600.
Please advise supplementally         how the dollar amount of
interest on such loans was computed. Upon receipt, we may have further comments.

Plan of Distribution, page 13

5. Reference is made to the subscription agreement and the representation that prospective purchasers have read and understand the prospectus, or have had a chance to consult with a tax and/or legal advisor. This statement, and the accompanying disclosure in the prospectus, should be deleted, unless the representation is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment. In addition, please explain the reference to "Units" under bullet point 6 on page 14.

6. We note the disclosure that officers, directors, control persons and affiliates of the same do not intend to purchase any shares in this offering. Please disclose if they will purchase shares to enable the closing of the offering.

Suppliers and acquisition of inventory, page 21

7. Please substantiate your statement regarding industry average mark-up of 30-35%. Revise your disclosure as appropriate.

Available Information, page 31

8. Revise to indicate that the public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-
800-
SEC-0330.


Financial Statements

Critical Accounting Policies, pages 26-28

9. We note that your discussion of critical accounting policies is the same disclosure reported in the notes to the consolidated financial statements. Disclosure included in the Critical Accounting
Estimates section of the MD&A should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Nature and continuance of operations, pages 39 and 48

10. You state that the company`s intended year-end is December 31. However, your disclosure in the section "financial statements" on page 32 indicates that your fiscal year-end is June 30. If your fiscal year end is December 31, please consider the updating requirements for audited financial statements; refer to Item 310(a)
of Regulation S-B.  Please revise or advise.

Other Regulatory
General

11. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.


Part II

Exhibits

12. Delete the statement in the legality opinion that "[n]o opinion is expressed herein with respect to the qualification of the Shares under the securities or blue sky laws of any state."


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






         Any questions regarding the financial statements may be directed to Raj Rajan at (202) 942-1941 and any other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc: 	Michael M. Kessler, Esq.
	Fax: (916) 239-4008

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Alpha Motorsport, Inc.
01/25/2005
Page 1